SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.      )*

Stronghold Digital Mining, Inc.
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

86337R103
 (CUSIP Number)

Gregory A. Beard
 Stronghold Digital Mining, Inc.
 595 Madison Avenue, 28th Floor
 New York, New York 10022
 (212) 967-5294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 September 19, 2022
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86337R103
1	NAMES OF REPORTING PERSONS
Q Power LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,072,000 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,072,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,072,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 2 of 12 Pages

CUSIP No. 86337R103
(1)   Consists of 14,400 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 27,057,600 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”), of Stronghold Digital Mining, Inc., a Delaware corporation (the “Issuer”). Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Q Power LLC (“Q Power”) directly owns 27,057,600 shares of Class V Common Stock of the Issuer and 27,057,600 common units (“LLC Units”) in Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of Stronghold LLC (the “Stronghold LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(2)   These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(3)   The percentage set forth in Row 11 of this Cover Page is based on 22,973,240 shares of Class A Common Stock outstanding as of September 19, 2022, as reported by the Issuer, and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above).

Page 3 of 12 Pages

CUSIP No. 86337R103

1	NAMES OF REPORTING PERSONS
Gregory A. Beard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,483,218 (1)

	8	SHARED VOTING POWER
27,072,000 (2)(3)

	9	SOLE DISPOSITIVE POWER
1,483,218 (1)

	10	SHARED DISPOSITIVE POWER
27,072,000 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,555,218

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.1% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 4 of 12 Pages

CUSIP No. 86337R103
(1)   Consists of (i) 278,400 shares of Class A Common Stock of the Issuer that Gregory A. Beard has the right to acquire upon exercise of options vested and exercisable within 60 days of September 19, 2022, (ii) 602,409 shares of Class A Common Stock issued on September 19, 2022 and (iii) 602,409 shares of Class A Common Stock issuable upon the exercise of warrants issued on September 19, 2022 as part of a private placement (the “Transaction”).

(2)   Consists of 14,400 shares of Class A Common Stock and 27,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Gregory A. Beard may be deemed to beneficially own 14,400 shares of Class A Common Stock, 27,057,600 shares of Class V Common Stock and 27,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(3)   These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(4)   The percentage set forth in Row 11 of this Cover Page is based on 22,973,240 shares of Class A Common Stock outstanding as of September 19, 2022, as reported by the Issuer, and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), plus 278,400 shares of Class A Common Stock of the Issuer that Gregory A. Beard has the right to acquire upon exercise of options that are vested and exercisable within 60 days of September 19, 2022 and 602,409 shares of Class A Common Stock issuable upon the exercise of warrants issued on September 19, 2022 as part of the Transaction.

Page 5 of 12 Pages

CUSIP No. 86337R103
1	NAMES OF REPORTING PERSONS
William B. Spence

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
278,400 (1)

	8	SHARED VOTING POWER
27,072,000 (2)(3)

	9	SOLE DISPOSITIVE POWER
278,400 (1)

	10	SHARED DISPOSITIVE POWER
27,072,000 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,350,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.4% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 6 of 12 Pages

CUSIP No. 86337R103
(1)   Consists of 278,400 shares of Class A Common Stock of the Issuer that William B. Spence has the right to acquire upon exercise of options vested and exercisable within 60 days of September 19, 2022.

(2)   Consists of 14,400 shares of Class A Common Stock and 27,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because William B. Spence may be deemed to beneficially own 14,400 shares of Class A Common Stock, 27,057,600 shares of Class V Common Stock and 27,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(3)   These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(4)   The percentage set forth in Row 11 of this Cover Page is based on 22,973,240 shares of Class A Common Stock outstanding as of September 19, 2022, as reported by the Issuer, and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), plus 278,400 shares of Class A Common Stock of the Issuer that William B. Spence has the right to acquire upon exercise of options that are vested and exercisable within 60 days of September 19, 2022.

Page 7 of 12 Pages

Explanatory Note

The Filing Parties (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d) of the Act. On September 19, 2022, Mr. Beard acquired beneficial ownership of more than 2% of the outstanding shares of Class A Common Stock within a twelve-month period, and the Filing Parties are now filing this Schedule 13D (this “Schedule 13D”).

Item 1.	SECURITY AND ISSUER

This Schedule 13D is being filed by the undersigned with respect to the Class A Common Stock and Class V Common Stock of the Issuer. The principal executive office of the Issuer is located at 595 Madison Avenue, 28th Floor, New York, New York 10022.

Item 2.	IDENTITY AND BACKGROUND

 (a)         This Schedule 13D is filed by Q Power LLC, a Delaware limited liability company, Gregory A. Beard, a United States citizen, and William B. Spence, a United States citizen (together, the “Filing Parties”), pursuant to a Joint Filing Agreement, dated September 29, 2022 (the “Joint Filing Agreement”), which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein.

(b)          The principal business address of Q Power LLC is 2151 Lisbon Road, Kennerdell, PA 16374. The principal business address of Gregory A. Beard and William B. Spence is 595 Madison Avenue, 28th Floor, New York, New York, 10022.

(c)          The principal business of Q Power is to hold investments. Messrs. Beard and Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any. In addition, Mr. Beard is the Chief Executive Officer and Co-Chairman of the Issuer, and Mr. Spence is the other Co-Chairman of the Issuer. The Issuer is a vertically integrated crypto asset mining company currently focused on mining Bitcoin, and its principal executive offices are located at 595 Madison Avenue, 28th Floor, New York, New York 10022.

(d)          During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, the Issuer underwent a corporate reorganization pursuant to a Master Transaction Agreement (the “Reorganization”). As a result of the Reorganization and other associated transactions, (a) Q Power acquired and retained 9,395,000 LLC Units in Stronghold LLC, 5,000 shares of Class A Common Stock of the Issuer, and 9,395,000 shares of Class V Common Stock of the Issuer. Mr. Beard and Mr. Spence serve as the Managing Members of Q Power. Each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Pursuant to the 2.88-for-1 stock split effected on October 22, 2021, the 5,000 shares of Class A Common Stock were adjusted to 14,400 and each of the 9,395,000 shares of Class V Common Stock and LLC Units were adjusted to 27,057,600. Q Power owns the majority of the Issuer’s outstanding stock and appointed the majority of the Issuer’s board of directors.

On September 3, 2021, Mr. Beard and Mr. Spence were each granted stock options to purchase 835,200 shares of restricted Class A Common Stock of the Issuer, which vests in 12 equal quarterly installments beginning on September 3, 2021, subject to continued service through each vesting date. 278,400 options have vested to date or will vest within 60 days of September 19, 2022.

Page 8 of 12 Pages

On September 19, 2022, Mr. Beard purchased 602,409 shares of Class A Common Stock and warrants to purchase 602,409 shares of Class A Common Stock (collectively, the “Securities”), pursuant to a securities purchase agreement (substantially in the form of the Securities Purchase Agreement incorporated by reference as Exhibit C hereto) (the “Securities Purchase Agreement”), by and between Mr. Beard and the Issuer, dated as of September 13, 2022, for approximately $1,000,000. The source of funding for the purchase of the Securities in the Transaction were the personal funds of Mr. Beard. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit C hereto and is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein. The Class A Common Stock described herein, including the Securities acquired by Mr. Beard, were acquired by the Filing Parties for investment purposes.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Mr. Beard serves as the Chief Executive Officer of the Issuer and each of Mr. Beard and Mr. Spence serve as members of the Board and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) Item 4 of Schedule 13D.

Except as disclosed in this Item and other than the Spence 10b5-1 Plan (defined below), none of the Filing Parties, or their subsidiaries, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Filing Parties, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them and  may change their plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. In addition, the Filing Parties may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Filing Parties reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

(c)          The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d)         The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Q Power is governed by its limited liability company agreement and limited liability regulations, as applicable, and such dividends or proceeds may be distributed with respect to such membership interests.

(e)          This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Warrant Agreement

On the closing date of the Transaction, the Issuer executed the Warrant Agreement, which is filed as Exhibit B hereto, with Mr. Beard as the holder. Each warrant has an initial exercise price of $1.75 per share (subject to adjustments).  Subject to certain ownership limitations, the warrants are exercisable upon issuance.  The warrants will be exercisable for five and one-half years commencing upon the date of issuance.

Page 9 of 12 Pages

Equity Awards

On September 3, 2021, Mr. Beard and Mr. Spence were each awarded stock options by the Issuer to purchase 290,000 shares (835,200 on a post-stock split basis) of Class A Common Stock. The stock options have a ten year term, an exercise price of $26.87 and vest in equal quarterly installments over three (3) years. Once vested, the stock options may be exercised into restricted stock which cannot be sold or transferred without advance approval of the board of directors. All stock options (whether vested or unvested) and all restricted stock issued upon exercise of stock options, are forfeited upon the recipient’s voluntary resignation prior to the third anniversary of the grant date. If Mr. Beard or Mr. Spence terminate their employment or service with the Issuer without cause or by reason of death or disability, all stock options will immediately vest and become exercisable for a period of 90 days with respect to a termination without cause and one year with respect to a termination by reason of death or disability. Under the stock option award agreements, Mr. Beard and Mr. Spence entered into restrictive covenants including non-disclosure, non-solicit and non-compete covenants. If Mr. Beard or Mr. Spence violates these restrictive covenants, the Issuer has the right to cause automatic forfeiture of the outstanding stock options, in addition to all other remedies available in law or equity.

Tax Receivable Agreement

The Issuer entered into a Tax Receivable Agreement (“TRA”) by and among Q Power and Mr. Beard as agent on April 1, 2021, pursuant to which the Issuer will pay Q Power (or its permitted assignees) 85% of the realized (or, in certain circumstances, deemed realized) cash tax savings attributable to the tax basis step-ups arising from taxable exchanges of units and certain other items.

Spence 10b5-1 Plan

On September 7, 2022, pursuant to Rule 10b5-1 of the Act,  Mr. Spence entered into a 10b5-1 sales plan (the “Spence 10b5-1 Plan”), a form of which is filed as Exhibit G hereto, with Morgan Stanley Smith Barney LLC, which provides for the sale of up to 1,000,000 shares of Class A Common Stock, subject to certain price, volume and other restrictions. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors. Proceeds from any sale pursuant to the Spence 10b5-1 Plan are expected to be used to help pay the award that was issued in favor of the McClymonds Supply & Transit Company, Inc. in the previously disclosed dispute over a trucking contract between the claimant and the Issuer's subsidiary. The two managing members of Q Power, the Issuer's primary Class V Common Stock shareholder, including Mr. Spence, have agreed to pay the full amount of the award such that there will be no effect on the financial condition of the Issuer.

To the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Filing Parties and any person with respect to any securities of the Issuer.

All descriptions of documents contained in this Schedule 13D are qualified in their entirety to the full text of such documents. Each of the exhibits to this Schedule 13D referred under Item 7 below is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated September 29, 2022.

Exhibit B	Common Stock Purchase Warrant issued to Gregory A. Beard, dated September 19, 2022.

Exhibit C
Securities Purchase Agreement dated September 13, 2022, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd., together with a schedule identifying a substantially identical agreement between Stronghold Digital Mining, Inc. and Gregory A. Beard (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40931) filed on September 19, 2022).

Exhibit D
Master Transaction Agreement, dated as of April 1, 2021, by and among Q Power LLC, Stronghold Digital Mining Holdings LLC, Stronghold Digital Mining, Inc., Stronghold Digital Mining LLC, EIF Scrubgrass, LLC, Falcon Power LLC, Scrubgrass Power LLC, Scrubgrass Generating Company, L.P., Gregory A. Beard and William Spence (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

Exhibit E
Tax Receivable Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc., Gregory Beard, as Agent, and Q Power LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

Page 10 of 12 Pages

Exhibit F
Form of Stock Option Grant Notice and Award Agreement under Stronghold Digital  Mining, Inc. 2021 Long Term Incentive Plan (incorporated by reference to Exhibit 10.30 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

Exhibit G	Form of 10b5-1 Sales Plan of William Spence, dated as of September 7, 2022.

Exhibit H	Power of Attorney for William B. Spence, dated February 13, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed on February 14, 2022).

Exhibit I	Power of Attorney for Gregory A. Beard, dated February 13, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 13G filed on February 14, 2022).

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2022

Q POWER LLC

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	Gregory A. Beard
	Title:	Managing Member

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	William B. Spence
	Title:	Managing Member

Gregory A. Beard

	By:	/s/ Matthew Usdin, Attorney-in-Fact

William B. Spence

	By:	/s/ Matthew Usdin, Attorney-in-Fact

Page 12 of 12 Pages